Provident Energy Announces the C$96 Million Acquisition of U.S. based Nautilus Resources and a C$200 Million Bought Deal Financing

      NEWS RELEASE NUMBER 03-05

February 9, 2005

All values are in Canadian dollars unless otherwise noted.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its U.S. subsidiary BreitBurn Energy L.P. (BreitBurn) reached an agreement to acquire Nautilus Resources, LLC (Nautilus) for C$95.8 million (US$77.6 million). Nautilus is a U.S. private company with operations focused in the Big Horn and Wind River Basins of Wyoming. Nautilus is currently producing approximately 2,300 barrels of oil equivalent per day (boe/d) consisting of 99 percent crude oil and one percent natural gas. The transaction is expected to close on March 1, 2005.

"The Nautilus acquisition provides Provident with another vehicle to expand the trust's production base in the U.S. with quality, mature, long-life assets in fields with significant original oil in place," said Provident President Randy Findlay. "The BreitBurn team has experience in the Wyoming basins through their discovery and exploitation of their Lost Dome field which is located near the Nautilus assets. Given their knowledge of the basins and technical expertise, the BreitBurn team has identified opportunities that should increase production and enhance the ultimate recovery of oil from the fields in Big Horn and Wind River."

Nautilus owns and operates eight fields in the Big Horn and Wind River Basins with an average 99.4 percent working interest and 85.8 percent revenue interest after royalties. Four main fields, representing 84 percent of reserves were previously owned by a senior U.S. oil and gas company. The acquired properties have been on production for 60 to 90 years and the average annual decline rate is six percent. There are currently 150 active producing wells and 25 active water injection wells.

The acquisition includes 10.6 million barrels of Proved Producing reserves, 17.1 million barrels of Total Proved reserves and 20.1 million barrels of Proved Plus Probable reserves based on the January 1, 2005 reserve report completed by independent engineers Netherland, Sewell & Associates in accordance with NI 51-101. The respective reserve life indices of the reserves are 12.6 years, 20.4 years and 23.9 years. Provident is acquiring Nautilus at a cost of C$41,652 per flowing barrel, C$ 9.04 per barrel of Proved Producing reserves, C$5.61 per barrel of Total Proved reserves, and C$4.77 per barrel of Proved Plus Probable reserves. The purchase price includes C$4.6 million (US$3.7 million) to buyout existing hedges and C$2 million (US$1.6 million) for transaction costs.

Based on a price of US$43.25 (C$53.37) for WTI crude, Nautilus well-head netbacks before tax for 2005 are C$20.97/bbl. The effect of state, federal and withholding tax for BreitBurn's consolidated U.S. operations is expected to be between eight and 10 percent for 2005. Based on current production levels and BreitBurn's $C35 million capital budget, Provident estimates BreitBurn's average annual production will be approximately 8,080 boed in 2005. On a consolidated basis, Provident's 2005 average annual production is estimated to be 36,000 (boe/d); weighted 36 percent to natural gas, 47 percent to light/medium oil, and 17 percent to heavy oil.

The purchase of Nautilus is accretive to cash flow in 2005 and subsequent years on a stand alone and consolidated basis. The transaction is financed by the issuance of 8.4 million trust units at $12.00 per unit for gross proceeds of $100.8 million. The effects of the acquisition and equity associated with financing the transaction are also accretive to key measures including cash flow per unit, reserves per unit, and NAV per unit.

In a concurrent transaction, Provident has agreed to sell $100 million of seven year convertible unsecured subordinated debentures to term out a portion of Provident's bank debt. Both the equity financing and the convertible debenture offering have been sold to a syndicate of underwriters led by National Bank Financial, BMO Nesbitt Burns, Scotia Capital and TD Securities.

The convertible debentures will have $1,000 face value per debenture, a coupon of 6.50 percent, and be convertible into trust units of Provident at a price of $13.75 per trust unit. The convertible debentures have a maturity date of August 31, 2012 and will pay interest semi-annually on August 31 and February 28 with an initial interest payment on August 31, 2005. The convertible debentures will be offered in all provinces of Canada . The issue will not be offered for sale in the U.S. or internationally.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada, Southern California, and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com